The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

RESIGNATION AND APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The board of directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company”) announces that with effect from 30 August, 2007:-

1)	Mr. Yao Fang (“Mr. Yao”) resigned as Non-Executive Director of the Company; and

2)	Upon the resignation of Mr. Yao, Mr. Wang Zheng Gang (“Mr. Wang”) was appointed as Non-Executive Director of the Company.

Mr. Yao was appointed as Non-Executive Director of the Company on February 6, 2006 and is an executive director of Shanghai Industrial Holdings Limited. Mr. Yao also serves as a director and general manager of Shanghai Industrial Pharmaceutical Investment Co., Ltd., chairman of Shanghai Medical Instruments Co., Ltd., Guangdong Techpool Bio-Pharma Co., Ltd. and Shanghai Sunway Biotech Co., Ltd. and a director of Microport Medical (Shanghai) Co., Ltd., Xiamen Traditional Chinese Medicine Co., Ltd. and Liaoning Herbapex Pharmaceutical (Group) Co., Ltd. Due to personal reasons, Mr. Yao resigned as Non-Executive Director of the Company with effect from August 30, 2007. Mr. Yao confirmed that he has no disagreement with the Board and that there are no other matters in respect of his resignation that need to be brought to the attention of the shareholders of the Company. The Board would like to take this opportunity to thank Mr. Yao for his valuable service and contributions to the Company.

Mr. Wang, aged 56, is the chief representative of the Shanghai Representative Office of Shanghai Industrial Holdings Limited and a director and general manger of SIIC Management (Shanghai) Ltd. He is also the vice chairman of Bright Dairy and Food Co. Ltd. He was the head of Shanghai Dongfeng Rubber No. 2 Factory, Principal of Shanghai Dongfeng Farm, vice chairman and general manager of Shanghai Agricultural Industrial and Commercial Corp. Ltd. and a director and general manager of SIIC Africa Enterprise Ltd. and general manager of the enterprise management department of Shanghai Industrial Investment (Holdings) Co. Ltd. He graduated from the School of Management of Fudan University with a master’s degree in economics and has over 30 years experience in enterprise management.

Mr. Wang will hold the office of Non-Executive Director of the Company until the next annual general meeting of the shareholders of the Company or his successor is elected or qualified. Save for the fact that Mr. Wang is the chief representative of the Shanghai Representative Office of Shanghai Industrial Holdings Limited, a substantial shareholder of the Company, Mr. Wang is not otherwise connected with any directors, senior management or substantial or controlling shareholders of the Company, nor is he interested in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Mr. Wang has not entered into any service contract with the Company. Mr. Wang will be eligible as a participant of the 2004 Stock Option Plan and the 2004 Equity Incentive Plan of the Company (the “Equity Plans”). As such, Mr. Wang will be eligible to be granted options, rights or awards pursuant to the terms of the Equity Plans. Any other emoluments of Mr. Wang will be determined by the compensation committee of the Company and thereafter approved by other Directors in accordance with the Company’s remuneration policy and will be consistent with the remuneration received by directors in other similar publicly-traded companies.

Save for the information disclosed above, there are no other information required to be disclosed pursuant to any of the requirements of rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and Independent Non-Executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and Executive Director of the Company; Wang Zheng Gang as Non-Executive Director of the Company; and Ta-Lin Hsu, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan, Albert Y.C. Yu and Jiang Shang Zhou as Independent Non-Executive Directors of the Company.

By order of the Board
Semiconductor Manufacturing International Corporation
Richard R. Chang
Chief Executive Officer

Shanghai, PRC
August 30, 2007
* For identification only